April 14, 2011

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Brian Cascio

Re:    First Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 28, 2011
File No. 001-33156

Dear Mr. Cascio:
Set forth below are the responses of First Solar, Inc. (the “Company”) to the March 31, 2011 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”).
For your convenience, we have set forth below the Staff's comment in bold typeface followed by the Company's response thereto.
Form 10-K for the fiscal year ended December 31, 2010

Critical Accounting Estimates, page 42

1.
Please tell us why you do not include revenue recognition and allocations for segment reporting within critical accounting estimates. It appears that these processes include significant judgment and estimates.

We respectfully acknowledge the Staff's comment and intend to include revenue recognition within critical accounting estimates in future filings as revenue recognition, especially under the percentage-of-completion method for our systems business, starts to become a more significant part of our operations.

We note that during fiscal 2010, three of our revenue generating solar projects (representing approximately 10% of our total revenues) were accounted for under the percentage-of-completion method as described in ASC 605, Accounting for Long-Term Construction Contracts. For contracts accounted for under ASC 605, we use actual costs incurred over total estimated costs to complete a project (including module costs). We determined that these projects and the associated revenues had not reached materiality for disclosure within our critical accounting estimates as the duration of these projects was relatively short and these projects were not subject to pricing volatility. We typically had full control over the procurement of balance of systems parts (BOS) with predictable pricing, delivery, and installation schedules, and therefore unexpected change orders would have been the primary source of changes to our estimates. In addition, the remainder of our revenue generating projects were accounted for applying the provisions of real estate accounting in ASC 360, Accounting for Sales of Real Estate. For

the years ended December 31, 2010 our application of ASC 360 allowed revenue recognition after construction of a project was complete, we had transferred the usual risks and rewards of ownership to the buyer and we had received payment from the buyer. This revenue recognition methodology did not require us to make significant judgment and estimates and therefore we did not include a discussion of the method in our critical accounting estimates. However, we may apply the percentage-of-completion provisions of ASC 360 if our facts support that accounting treatment in the future.

We do not believe that our segment allocations require disclosure within critical accounting estimates since they do no impact consolidated financial statement presentation and only reflects how our Chief Operating Decision Maker (CODM) views the business for the purpose of allocating resources. After we have determined the amount of revenue earned for each transaction following the applicable revenue recognition guidance for the underlying arrangement, we allocate revenue recognized between the components and systems segments based on how our CODM strategically views these segments. This allocation as further described in Note 23, Segment and Geographical Information, to our consolidated financial statements included in our Annual Report on Form 10-K does not require us to make estimates. As result, we do not include a discussion of this allocation within our critical accounting estimates.

Results of Operations

Net Sales, page 44

2.    In your discussion of net sales, we see that you ascribe the increase in net sales to multiple factors. In future filings pease quantify the impact of each factor discussed on net sales.

We respectfully acknowledge the Staff's comment and will enhance the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended March 31, 2011.

Gross Profit, page 45

1.	In future filings please disclose the impact of the rebate program discussed on page 4 on gross profit.

We respectfully acknowledge the Staff's comment. We view the rebate program as part of our overall pricing strategy and therefore discuss the impact of this program within “net sales” of the MD&A. As part of this discussion and also in Note 8, Consolidated Balance Sheet Details, to our consolidated financial statements included in our Annual Report on Form 10-K, we disclose the amounts extended to our customers and the overall customer participation under this program. As result, we believe that these disclosures adequately describe the impact of the rebate program on our financial results of operations.

Business Segment Review, page 49

4.    Please tell us your continuing consideration of providing more complete disclosure in MD&A about the actual costs and profits from sales of systems. We see from Note 23 in the consolidated financial statements that revenues attributed the systems segment is growing in materiality. In that regard, under Item 303(a)(3) of Regulation S-K, MD&A should provide discussion of the components of revenues and expense in sufficient detail to convey an understanding of the results of operations.

We respectfully acknowledge the Staff's comment. We concur with the Staff that Item 303(a)(3) requires registrants to describe significant components of revenues or expenses in the MD&A that, in the registrant's judgment, should be described in order to understand the registrant's results of operations. As further described in the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (SEC Release 33-8350), the MD&A should provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management. Therefore, we believe that the segment discussion in the MD&A should be consistent with how we view and manage the business, and we believe our MD&A (including the results of operations and segment discussion therein) is a meaningful discussion and analysis of our business as seen through the eyes of management. We would welcome the opportunity to further discuss this topic with the Staff if deemed helpful.

Liquidity and Capital Resources, page 50

5.    We see that the majority of your income is generated outside of the United States and that you plan to indefinitely invest outside the United States undistributed earnings from your non-U.S. subsidiaries. Please disclose in future filings the amount of the cash and investment amounts held by foreign subsidiaries for tax purposes. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We respectfully acknowledge the Staff's comment and will enhance the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended March 31, 2011. In particular, we will add disclosure about the aggregate amount of cash and investments held by our foreign subsidiaries.

Item 8. Financial Statements

Note 2. Revenue Recognition, page 74

6.    We see that you recognize long-term construction contract revenue for the systems segment based on the percentage of completion or the completed contract methodology. Please tell us the circumstances in which you use each method of revenue recognition. Future filings should also include this disclosure.

We respectfully acknowledge the Staff's comment and will enhance the disclosures in future filings. For our systems business we have concluded that the project assets would meet the definition of integral equipment, consequently, we recognize revenue either based on ASC 605, Accounting for Long-Term Construction Contracts, or, for arrangements which include land, ASC 360-20, Accounting for Sales of Real Estate.

For construction contracts that do not involve land or land rights and thus are accounted for under ASC 605 instead of ASC 360, we use the percentage-of-completion method as our basic accounting policy, unless we cannot make reasonably dependable estimates of the costs to complete the contract(s), in which case we would use the completed contract method. We do not apply the percentage-of-completion method to certain contracts covered under ASC 360, where the initial or continuing investment criteria have not been met even though we have the ability to estimate our progress to completion and other revenue recognition criteria have been met. We did not apply the completed contract method under ASC 605 to sales arrangements during fiscal 2010.

Note 4. Acquisitions, page 76

7.    Regarding the acquisition of NextLight Renewable Power, please tell us how you considered that you acquired identifiable intangible assets. Please refer to FASB ASC 805-20-25-10 and FASB ASC 805-20-55-2 through 55-45.

The process of identifying intangible assets under ASC 805 requires that the acquiring enterprise identifies and accounts for identifiable intangible assets apart from goodwill if the assets meet one of the following criteria: (i) the asset arises from contractual or other legal rights; or (ii) the asset does not arise from contractual or other legal rights but the asset is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or in conjunction with a related contract, asset or liability. Examples of acquired intangible assets that are both identifiable and separable under ASC 805 can typically be classified as technology-related, contract-based, marketing-related, customer-related, or artistic-related.

NextLight, a renewable energy company, was engaged in utility-scale solar power project development in the western U.S. We acquired NextLight's pipeline of solar power projects in various stages of development (“project assets”). These assets generally represent real estate assets under ASC 360 and are not considered intangible assets under ASC 805. We applied the guidance in ASC 805 to identify and value these project assets at the time of acquisition.

A solar power project follows several development stages from early siting and permitting to the final execution phase. A fully developed project typically contains land or land rights with associated permits, including for instance environmental permits and transmission permits, interconnect studies, financing arrangements and a power purchase agreement with a third party. Each cost element of a project (e.g. construction permit) is project specific and generally location specific. A cost element is not interchangeable with any other project nor can it be separated from the specific project economically, legally and contractually. Additionally, based on market data, there is an observable market practice of pipeline and construction assets being sold at a project level or a portfolio of projects and therefore we considered this to be an evidence of meeting the separability criteria under ASC 805 at the project level. As a result, we considered each solar project as a separate identifiable asset and have assigned value to each project asset individually. We valued the projects at an aggregate level and did not assign value to each individual cost element.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-414-9300.

Sincerely,

/s/ James Zhu
James Zhu
Chief Accounting Officer